July 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jeanne Bennett
Mr. Brian Cascio Ms. Jane Park Ms. Loan Lauren Nguyen

Re:	Digital Transformation Opportunities Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed June 29, 2023 File No. 333-271482

Ladies and Gentlemen:

On behalf of our client, Digital Transformation Opportunities Corp. (the “Company” or “DTOC”), we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), conveyed by the Staff’s letter dated July 10, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing its third amendment to the Registration Statement (“Amendment No. 3”) via EDGAR.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 3.

 Paul Hastings LLP | 1999 Avenue of the Stars, 27th Floor, Los Angeles, CA 90067

t: +1.310.620.5700 | www.paulhastings.com

July 12, 2023

Barclays, the underwriter in our IPO, was to be compensated in part on a deferred basis..., page 148

1.	We note your revised disclosure on page 107 in response to prior comment 6, which we re-issue in part. Please revise the risk factor disclosure to discuss the impact of Barclay's fee waiver on stockholders' evaluation of the business combination. We refer to your disclosure on page 148 that stockholders should not place any reliance on the participation of Barclays in DTOC's IPO in respect of the business combination.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 107 of Amendment No. 3 in response to the Staff’s comment.

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July 12, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at +1.310.620.5750 (davidhernand@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

Sincerely,

/s/ David Hernand
David Hernand of PAUL HASTINGS LLP

Enclosures

cc:	Kevin Nazemi, Chief Executive Officer, Digital Transformation Opportunities Corp.

Kyle Francis, Chief Financial Officer, Digital Transformation Opportunities Corp.

David Gould, Chief Financial Officer, American Oncology Network, LLC

Jonathan Ko, Esq., Paul Hastings LLP

Sahand Moarefy, Esq., Paul Hastings LLP

Brian Lee, Dentons US LLP

Ilan Katz, Dentons US LLP